[State Street Logo]

VIA EDGAR

July 1, 2020

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to the comments on the Preliminary Proxy Statement on behalf of the Wasatch Emerging India Fund, Wasatch Emerging Markets Select Fund, Wasatch Emerging Markets Small Cap Fund and Wasatch Frontier Emerging Small Countries Fund (each, a “Fund” and collectively, the “Funds”) filed via EDGAR on June 12, 2020 that were provided to me by telephone on June 18, 2020 and June 29, 2020 by the Securities and Exchange Commission (the “SEC”).

1.             SEC Comment:  Please provide outstanding shares for the Funds missing in the table of the section “Share Information” and the tables in “Exhibit A” regarding the ownership of each Fund.

Response:  The missing information is set forth below.

The chart below lists the number of shares of the Funds that are outstanding as of the close of business on the Record Date. With respect to each class of shares, shareholders of record on the Record Date are entitled to one vote for each whole share of a Fund that the shareholder owns and proportionate fractional vote for any fraction of a share owned.

	Number of Shares Outstanding
Name of Fund	Investor Class	Institutional Class
Wasatch Emerging India Fund	33,637,305.42	31,377,895.594
Wasatch Emerging Markets Select Fund	977,897.459	2,972,564.011
Wasatch Emerging Markets Small Cap Fund	67,077,776.689	57,536,748.604
Wasatch Frontier Emerging Small Countries Fund	13,922,245.107	4,000,776.172

As of the Record Date, each of the Trustees and executive officers of the Trust beneficially owned individually and collectively as a group (the “Group”) owned less than 1% of the outstanding shares of each Fund, except as follows:

	Amount and Nature of Beneficial Ownership*
Fund/ Name of Beneficial Owner	Institutional Class	Investor Class	Percent of Shares Outstanding
Wasatch Emerging India Fund
Eric Bergeson	2,301,914.160 shares	77,041.140 shares	7.57%
Group	2,356,080.147 shares	182,531.415shares	8.06%
Wasatch Emerging Markets Select Fund
Eric Bergeson	325,742.450 shares	28,105.040 shares	13.83%
Group	332,952.118 shares	54,360.693 shares	13.83%
Wasatch Emerging Markets Small Cap Fund
Name of Eric Bergeson	722,717.830 shares	6,558.600 shares	1.27%
Group	782,936.912 shares	6,558.600 shares	1.37%

*Each beneficial owner holds sole voting and investment power with respect to all amounts shown.

The following table sets forth the name, address and share ownership of the persons or entities known to the Trust to have ownership of a controlling interest (ownership of greater than 25%) or of record 5% or more of the outstanding shares of a Fund as of the Record Date. Shareholders with a controlling interest in a Fund could affect the outcome of proxy voting or the direction of management of the applicable Fund in the Trust. An asterisk below (*) indicates a beneficial owner as well as a shareholder of record.

Name of Fund	Name and Address	Amount of Shares Owned	Percentage of Class Outstanding (%)
Wasatch Emerging India Fund (“Emerging India Fund”) – Institutional Class	National Financial Services Corp. for the Exclusive Benefit of our Customers One World Financial Center 200 Liberty St, 5th Floor New York, NY 10281	9,183,344.664	29.27%
Emerging India Fund – Institutional Class	Charles Schwab & Co, Inc. For Exclusive Benefit of our Customers 211 Main Street San Francisco, CA 94105	8,070,762.819	25.72%
Emerging India Fund – Institutional Class	MAC CO c/o the Bank of New York Mellon Room 151-1010 Pittsburgh, PA 15258	4,508,844.869	14.37%
Emerging India Fund – Institutional Class	Charles Schwab & Co, Inc. Special Custody A/C FBO Customers 211 Main Street San Francisco, CA 94105	2,849,203.154	9.08%

Name of Fund	Name and Address	Amount of Shares Owned	Percentage of Class Outstanding (%)
Emerging India Fund – Investor Class	National Financial Services Corp. for the Exclusive Benefit of our Customers One World Financial Center 200 Liberty St, 5th Floor New York, NY 10281	12,980,766.005	38.59%
Emerging India Fund – Investor Class	Charles Schwab & Co, Inc. 211 Main Street San Francisco, CA 94105	8,559,486.211	25.45%
Emerging India Fund – Investor Class	TD Ameritrade Inc. For the Exclusive Benefit of our Customers P.O. Box 2226 Omaha, NE 68103	2,029,473.606	6.03%
Wasatch Emerging Markets Select Fund (“Emerging Markets Select Fund”) – Institutional Class	National Financial Services Corp. for the Exclusive Benefit of our Customers One World Financial Center 200 Liberty St, 5th Floor New York, NY 10281	1,597,873.773	53.75%
Emerging Markets Select Fund – Institutional Class	Charles Schwab & Co, Inc. 211 Main Street San Francisco, CA 94105	334,961.063	11.27%
Emerging Markets Select Fund – Institutional Class	Kauffman Center for the Performing Arts Paul Schofer CEO 1601 Broadway Blvd. Kansas City, MO 64108	329,497.335	11.08%*
Emerging Markets Select Fund – Institutional Class	MITRA 480 Pilgrim Way Suite 1000 Green Bay, WI 54304	189,897.42	6.39%
Emerging Markets Select Fund – Investor Class	Charles Schwab & Co, Inc. 211 Main Street San Francisco, CA 94105	321,240.689	32.85%
Emerging Markets Select Fund – Investor Class	National Financial Services Corp. for the Exclusive Benefit of our Customers One World Financial Center 200 Liberty St, 5th Floor New York, NY 10281	251,193.448	25.69%
Emerging Markets Select Fund – Investor Class	TD Ameritrade Inc. for the Exclusive Benefit of our Clients P.O. Box 2226 Omaha, NE 68103	106,610.099	10.90%
Wasatch Emerging Markets Small Cap Fund (“Emerging Markets Small Cap Fund”) – Institutional Class	Charles Schwab & Co, Inc. 211 Main Street San Francisco, CA 94105	23,540,298.15	40.91%
Emerging Markets Small Cap Fund – Institutional Class	University of Utah Investment Management Office 230 Chase Street Salt Lake City, UT 84113	9,194,759.728	15.98%*

Name of Fund	Name and Address	Amount of Shares Owned	Percentage of Class Outstanding (%)
Emerging Markets Small Cap Fund – Institutional Class	National Financial Services Corp. for the Exclusive Benefit of our Customers One World Financial Center 200 Liberty St, 5th Floor New York, NY 10281	6,824,044.533	11.86%
Emerging Markets Small Cap Fund – Institutional Class	First Clearing LLC Special Custody Acct for Benefit of its Customers 2801 Market Street Saint Louis, MO 63103	3,426,036.989	5.95%
Emerging Markets Small Cap Fund – Institutional Class	Harvard Management Company Harvard College 600 Atlantic Avenue Boston, MA 02210	3,171,545.133	5.51%
Emerging Markets Small Cap Fund – Institutional Class	Aventis Pasteur Limited Master Trust 1755 Steeles Avenue West Toronto, Ontario M2R 8T4	2,913,637.035	5.06%
Emerging Markets Small Cap Fund – Investor Class	Charles Schwab & Co, Inc. 211 Main Street San Francisco, CA 94105	23,124,751.654	34.47%
Emerging Markets Small Cap Fund – Investor Class	National Financial Services Corp. for the Exclusive Benefit of our Customers One World Financial Center 200 Liberty St, 5th Floor New York, NY 10281	16,029,047.67	23.90%
Emerging Markets Small Cap Fund – Investor Class	TD Ameritrade Inc. for the Exclusive Benefit of our Clients P.O. Box 2226 Omaha, NE 68103	3,813,048.844	5.68%
Emerging Markets Small Cap Fund – Investor Class	LPL Financial Attn Mutual Fund Trading 4707 Executive Drive San Diego, CA 92121	4,391,14.149	6.55%
Wasatch Frontier Emerging Small Countries Fund (“Frontier Emerging Small Countries Fund”) – Institutional Class	Charles Schwab & Co, Inc. 211 Main Street San Francisco, CA 94105	3,069,885.958	76.73%
Frontier Emerging Small Countries Fund – Investor Class	MAC CO c/o the Bank of New York Mellon Room 151-1010 Pittsburgh, PA 15258	2,739,258.347	19.68%
Frontier Emerging Small Countries Fund – Investor Class	Charles Schwab & Co, Inc. 211 Main Street San Francisco, CA 94105	2,469,368.228	17.74%
Frontier Emerging Small Countries Fund – Investor Class	National Financial Services Corp. for the Exclusive Benefit of our Customers One World Financial Center 200 Liberty St, 5th Floor New York, NY 10281	1,811,448.92	13.01%

Name of Fund	Name and Address	Amount of Shares Owned	Percentage of Class Outstanding (%)
Frontier Emerging Small Countries Fund – Investor Class	TD Ameritrade Inc. for the Exclusive Benefit of our Clients P.O. Box 2226 Omaha, NE 68103	1,123,054.726	8.07%

2.             SEC Comment:  On April 7, 2020, the SEC provided Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns including guidance on virtual shareholder meetings. Please ensure that the Registrant conforms its disclosure to this guidance throughout the proxy statement, as applicable.

Response:  The following disclosure will be included in the shareholder letter, notice and the proxy statement.

“We are concerned about your health and safety during the current coronavirus (COVID-19) pandemic, we intend to monitor the recommendations of public health officials and governmental restrictions as the situation continues to evolve. If we decide to hold a meeting at a different time, in a different location, or partially or entirely by means of remote communication (i.e., a virtual meeting), we will announce any such updates by means of a press release, which will be posted on our website at wasatchglobal.com. We encourage you to check the website prior to the Meeting if you plan to attend the Meeting. An announcement of any change will also be filed with the Securities and Exchange Commission via its EDGAR system.”

3.             SEC Comment:  Please explain factors that the Board considered in determining that the change from diversified to non-diversified was in the best interests of the shareholders of each Fund.

Response:  At a special meeting held on June 10, 2020, the Board approved the change of classification of each Fund from diversified to non-diversified and recommended that shareholders of each Fund approve the change of classification for their Fund. Leading up to the meeting, the disinterested Trustees met in executive session on June 5, 2020 to consider the Proposal for each Fund. In approving the Proposals, the Trustees considered, among other things: (a) that each Fund had commenced operations as a non-diversified fund but became diversified over time in accordance with the rules of the 1940 Act; (b) the Advisor’s recommendation for the change in classification; (c) the Advisor’s belief that the change may provide additional opportunities to enhance the applicable Fund’s performance by allowing the Advisor to direct more assets to investments it considers more advantageous or desirable for the respective Fund; (d) an analysis by the Advisor generally reflecting, in relevant part, its trend of investing the Funds’ assets in the securities of fewer companies (although the number of holdings in the Emerging Markets Select Fund generally had been consistent) and the relative weight of the Funds’ top 30 securities in their portfolios over time as well as certain performance data of a Fund reflecting the performance attributed to a Fund’s top 30 and top 10 holdings over specified time periods; (e) the additional risk associated with non-diversified Funds as they invest a larger percentage of their assets in a smaller number issuers and therefore are more susceptible to negative events affecting those issuers; (f) the Advisor’s representation that due to market appreciation, it has had to reduce the size of certain Funds’ holdings in particular securities at times to maintain compliance with the investment limitations imposed on diversified funds by the 1940 Act; (g) the liquidity profile of each Fund was not anticipated to change as a result of the change in classification; (h) the costs of the proxy solicitation and the allocation of such costs; and (i) the Advisor’s belief that taking larger positions in the securities of companies in which the Advisor has the most conviction may potentially increase the probability of better performance over the long term; however, there is no guarantee that operating as a non-diversified Fund would improve performance. Based on their review, the Trustees approved the Proposals for each Fund, determined that the change of classification of each Fund from diversified to non-diversified is in the best interest of each Fund and shareholders, and recommended that shareholders approve the Proposal applicable to their respective Fund.

4.             SEC Comment:  Please confirm if the approval of each Fund proposal is contingent upon the approval of all proposals.

Response:  Please note that the approval of each Fund proposal is separate and is not contingent on any other proposal being approved. The following disclosure has been added:

Q.        What happens if a Proposal is not approved or if not all the Proposals are approved?

A.        The Proposals are separate and not contingent upon each other. If shareholders approve the Proposal for their Fund, the change in classification will be effective for such Fund even if the shareholders of the other Funds do not approve the Proposal applicable to their Funds. If the Proposal is not approved for a Fund, such Fund will continue to operate as a diversified Fund under its current classification.

5.             SEC Comment:  In the shareholder letter, the following disclosure is included:

If voting by mail, you are requested to:

•	indicate your instructions on the proxy card;
•	date and sign the proxy card;
•	mail the proxy card promptly in the enclosed envelope which requires no postage if mailed in the continental United States; and
•

allow sufficient time for the proxy card to be received by 8:00 a.m. Mountain Time, on August 31, 2020. (However, proxies received after this date may still be voted in the event of an adjournment or postponement to a later date.)

Please explain what rule permits the parenthetical in the fourth bullet point.

Response:  The disclosure will be clarified as follows:

If voting by mail, you are requested to:

•	indicate your instructions on the proxy card;
•	date and sign the proxy card;
•	mail the proxy card promptly in the enclosed envelope which requires no postage if mailed in the continental United States; and
•	allow sufficient time for the proxy card to be received by 8:00 a.m. Mountain Time on the date of the shareholder meeting.

6.             SEC Comment:  Please note that the section “Reasons for Proposals” is overgeneralized and vague. Please describe any material differences including any risks for each Fund showing current disclosure versus proposed disclosure in a side by side comparison.

Response:  Registrant will revise the entire “Reasons for Proposals” section as follows:

Discussion of the Proposals

Q.        What are shareholders of the Funds being asked to approve?

A.        Shareholders of each Fund are being asked to approve a change in the classification of their respective Fund from a “diversified” Fund to a “non-diversified” Fund under the securities laws as described in the table above. Each Fund’s shareholders will only be voting on the Proposal affecting their respective Fund.

Q.        What is the difference between a “diversified” and a “non-diversified” fund?

A.        Under the Investment Company Act of 1940, as amended (the “1940 Act”), every mutual fund must be classified as either a “diversified” fund or a “non-diversified” fund” within the meaning of the 1940 Act. A diversified fund is limited as to the amount of assets it may invest in any single issuer. Under the 1940 Act, a diversified fund may not, with respect to 75% of its total assets, invest in securities of any issuer if, as a result of such investment, (i) more than 5% of the value of the fund’s total assets would be invested in securities of any one issuer, or (ii) the fund would hold more than 10% of the outstanding voting securities of any one issuer. These percentages do not apply to securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or to repurchase agreements fully collateralized by U.S. government obligations. These limits apply at the time a diversified fund purchases a security; a diversified fund may exceed these limits if positions it already holds increase in value relative to the rest of the fund’s holdings. In contrast, a non-diversified fund is not subject to the limits of a diversified fund; it may invest a greater percentage of its assets in a single issuer or a fewer number of issuers than a diversified fund.

Each Fund is currently classified as a diversified fund, and the 1940 Act requires shareholders to approve a change in a fund’s classification from a diversified fund to a non-diversified fund. If shareholders of a Fund approve the reclassification for their Fund, such Fund will no longer be subject to the investment restrictions for a diversified fund under the 1940 Act.

Q.        Why are shareholders being asked to approve changing the classification of their Fund to “non-diversified”?

A.        Wasatch Advisors, Inc. (the “Advisor”) and the Board seek shareholder approval to reclassify their Fund as “non-diversified” under the securities laws.

When each Fund commenced operations, the respective Fund was originally classified as a non-diversified fund. However, each Fund has operated as diversified for more than three consecutive years. According to the rules under the 1940 Act, a non-diversified fund that operates as a diversified fund for three consecutive years will automatically become diversified notwithstanding its original classification as a non-diversified fund. In such case, shareholder approval is required to change a fund’s classification from diversified to non-diversified.

The Advisor believes, based on its review of its investment process, that each Fund and its shareholders may benefit if the Fund is operated as a “non-diversified” Fund. Based on its experience and investment analysis, the Advisor believes that generally the ability for a Fund to invest more significantly in fewer securities may enhance the probability of improved performance over the long term. As a result, the Advisor has noted that it has over the past few years generally trended toward investing a larger percentage of a Fund’s assets in the securities of fewer companies in which the Advisor has the most conviction (subject to exception for the Wasatch Emerging Markets Select Fund which generally maintained a similar number of holdings in its portfolio). In developing its recommendation, the Advisor considered, among other things, the decreasing number of holdings in each Fund’s portfolios (except the Wasatch Emerging Markets Select Fund) from December 1, 2010 through April 1, 2020 (or such shorter period to the extent the Fund was not in existence during such period) (the “Review Period”); the relative weight allocated to the top 30 names in the Fund’s portfolio over the Review Period; the relative percentage of performance that was derived from the top 10 securities held in the respective Fund for each of the calendar years since 2011 (or such shorter periods to the extent the respective Fund was not in existence); the performance of the top 30 securities held in the Fund’s portfolio compared to the performance of the entire Fund for certain periods; and certain data reflecting the current weights of any securities representing over 5% of a Fund’s portfolio as of June 1, 2020. The Advisor also has recognized that as a result of market appreciation, the Advisor at times has reduced the size of certain Funds’ holdings in particular securities to maintain compliance with the investment limitations imposed on diversified funds by the 1940 Act when it would not otherwise have reduced these holdings.

If shareholders approve the reclassification of their respective Fund, the Advisor will be able to focus the respective Fund’s investments more heavily in the securities of fewer issuers. The Advisor believes that the non-diversification classification may benefit the respective Fund over time because it may provide more opportunities for the Advisor to seek to enhance the applicable Fund’s performance by allowing the Advisor to direct more assets to investments it considers more advantageous or desirable for the respective Fund.

The Advisor considers the ability at times to invest a large portion of a Fund’s assets in a relatively few companies as an important strategy in pursuing a Fund’s investment objective. The Advisor intends to take larger positions in the securities of fewer issuers and operate as non-diversified when it believes doing so will benefit the respective Fund in pursuing its investment objective. In pursuing the Fund’s investment objective, the Advisor may at times take or maintain smaller positions in portfolio companies, but it is the Advisor’s intention to maintain each Fund’s classification as a non-diversified fund even if at times a Fund may satisfy the requirements of being a diversified fund. However, if the Advisor does not operate the respective Fund as non-diversified within three years of the approval of the Fund’s reclassification to non-diversified, such Fund will revert back to diversified per the rules under the 1940 Act, and the Advisor will be required to again seek shareholder approval to reserve the freedom to operate the Fund as non-diversified in the future. No assurance can be given that operating a Fund as non-diversified will improve its investment performance.

Q.        Will being classified as “non-diversified” affect my Fund’s investment objectives or strategy?

A.        Other than operating as a non-diversified Fund, there are no changes to each Fund’s investment objective or other investment strategies. As noted above, the change in classification to “non-diversified” will eliminate the Fund’s obligation to comply with the investment limitations that are applicable to diversified funds under the 1940 Act. The change in classification will permit the Advisor to invest a larger percentage of the Fund’s assets in a smaller number of issuers than a diversified fund. The Advisor may invest more of the respective Fund’s assets in issuers in which the Advisor has the most conviction or it otherwise considers beneficial for the Fund. The Advisor also will not be required to reduce the size of certain Funds’ holdings in particular securities if necessary to maintain compliance with the investment limitations imposed on diversified funds by the 1940 Act. If shareholders approve the Proposal for their Fund, the following disclosure will be added as part of its investment strategy disclosure in its prospectus:

Current Disclosure applicable to Non-Diversification	Proposed Disclosure applicable to Non-Diversification
None.	The Fund is classified as a non-diversified mutual fund, which means that the Fund may invest a larger percentage of its assets in the securities of a small number of issuers than a diversified fund.

Q.        What are the benefits and risks of the change of the Fund’s classification from a “diversified” fund to a “non-diversified” fund?

The Advisor believes that the change in classification to a non-diversified Fund may benefit the respective Fund over time because it may provide more opportunities for the Advisor to seek to enhance the applicable Fund’s performance by allowing the Advisor to direct more assets to investments it considers more advantageous or desirable for the respective Fund. There is, however, no guarantee that operating as a non-diversified fund will improve performance.

If shareholders of a Fund approve the respective Proposal to reclassify their Fund to non-diversified, such Fund will no longer be subject to the investment restrictions outlined above for diversified funds under the 1940 Act. As a result, a Fund may take larger positions in fewer issuers than if it were diversified. Investing in a non-diversified fund could involve more risk than investing in a fund that holds a broader range of securities because a Fund’s net asset value may be more vulnerable to changes in the market value of a single issuer or group of issuers and may be relatively more susceptible to adverse effects from any single corporate, industry, economic, market, political or regulatory occurrence. To the extent a Fund invests its assets in a smaller number of issuers, such Fund will be more susceptible to negative events affecting those issuers than a diversified fund. Investing a larger percentage of a Fund’s assets in any one issuer could increase such Fund’s risk of loss and its share price volatility because the value of its shares would be more susceptible to adverse events affecting that issuer. If a Fund takes a larger position in an issuer that subsequently has an adverse return, the Fund may have a greater loss than it would have had if it had more diversified investments.

Although a Fund will not be limited by the 1940 Act with respect to the proportion of its assets that may be invested in the obligations of a single issuer if the proposal to change such Fund’s classification to non-diversified is approved by its shareholders, the respective Fund will continue to be subject to the separate diversification requirements under the Internal Revenue Code of 1986, as amended (the “Code”). In order to qualify as a “regulated investment company” under Subchapter M of the Code, the respective Fund, with respect to 50% of its total assets, may not invest more than 5% of its total assets in securities of any one issuer and may not purchase more than 10% of the outstanding voting securities of any one issuer, except obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and except securities of other investment companies. The remaining 50% of the applicable Fund’s total assets are not required to be “diversified” as just described. However, in no event may more than 25% of a Fund’s total assets be invested in the securities of any one issuer (other than U.S. Government securities; the securities of other regulated investment companies; securities of any two or more issuers controlled by the Fund which, pursuant to regulations of the Code, may be deemed to be engaged in the same, similar or related trades or businesses; or the securities of one or more qualified publicly traded partnerships as defined in the Code). These limits apply as of the end of each quarter of the respective Fund’s fiscal year so a Fund may actually have a higher level of investment in an issuer during periods between the ends of its fiscal quarters. Each Fund intends to continue to qualify as a “regulated investment company” under the Code and therefore intends to comply with the diversification requirements to qualify as such.

If shareholders approve the Proposal for its Fund to change its classification to non-diversified, such Fund will add the following statement as part of the Fund’s principal risk disclosure:

Current Risk Disclosure for Non-Diversification	Proposed Risk Disclosure for Non-Diversification
None.

Non-Diversification Risk. The Fund can invest a larger portion of its assets in the stocks of a limited number of companies than a diversified fund, which means it may have more exposure to the price movements of a single security or small group of securities than funds that diversify their investments among many companies.

Q.        When will the change in classification to “non-diversified” be effective?

A.        The “non-diversified” classification will become effective with respect to a Fund upon approval by its shareholders. In such case, a Fund may operate as a non-diversified fund depending on the investment opportunities available to the Fund at that point in time. The ability to take larger positions in the securities of a single issuer may be used immediately upon shareholder approval or may be implemented over time depending on market conditions. Nevertheless, the Advisor may take smaller positions in portfolio holdings when it believes it is in the best interests of shareholders to do so. However, if the Advisor does not operate the respective Fund as non-diversified within three years of the approval of the Fund’s reclassification to non-diversified, such Fund will revert back to diversified per the rules under the 1940 Act, and the Advisor will be required to again seek shareholder approval to reserve the freedom to operate the Fund as non-diversified in the future. If the Proposal is not approved by the Fund’s shareholders, such Fund’s current investment company classification will remain unchanged and the Fund would continue to operate as a diversified Fund. If the Proposal for the Fund is approved by such Fund’s shareholders to operate as a non-diversified Fund, any future change by such Fund from a “non-diversified” to a “diversified” classification would not require shareholder approval under the 1940 Act.

Q.        What happens if a Proposal is not approved or if not all the Proposals are approved?

A.        The Proposals are separate and not contingent upon each other. If shareholders approve the Proposal for their Fund, the change in classification will be effective for such Fund even if the shareholders of the other Funds do not approve the Proposal applicable to their Funds. If the Proposal is not approved for a Fund, such Fund will continue to operate as a diversified Fund under its current classification.

Q.        Has the Board of Trustees approved each Fund’s change in classification from “diversified” to “non-diversified” and how does the Board of Trustees recommend that I vote?

A.        Yes. The Advisor has recommended and the Board has unanimously approved each Proposal to change the respective Fund’s classification to non-diversified and determined that each Proposal is in the best interests of the applicable Fund. Accordingly, the Board of

Trustees recommends that shareholders vote “FOR” Proposal 1, Proposal 2, Proposal 3 and Proposal 4, as applicable.

At a special meeting held on June 10, 2020, the Board approved the change of classification of each Fund from diversified to non-diversified and recommended that shareholders of each Fund approve the change of classification for their Fund. Leading up to the meeting, the disinterested Trustees met in executive session on June 5, 2020 to consider the Proposal for each Fund. In approving the Proposals, the Trustees considered, among other things: (a) that each Fund had commenced operations as a non-diversified fund but became diversified over time in accordance with the rules of the 1940 Act; (b) the Advisor’s recommendation for the change in classification; (c) the Advisor’s belief that the change may provide additional opportunities to enhance the applicable Fund’s performance by allowing the Advisor to direct more assets to investments it considers more advantageous or desirable for the respective Fund; (d) an analysis by the Advisor generally reflecting, in relevant part, its trend of investing the Funds’ assets in the securities of fewer companies (although the number of holdings in the Emerging Markets Select Fund generally had been consistent) and the relative weight of the Funds’ top 30 securities in their portfolios over time as well as certain performance data of a Fund reflecting the performance attributed to a Fund’s top 30 and top 10 holdings over specified time periods; (e) the additional risk associated with non-diversified Funds as they invest a larger percentage of their assets in a smaller number issuers and therefore are more susceptible to negative events affecting those issuers; (f) the Advisor’s representation that due to market appreciation, it has had to reduce the size of certain Funds’ holdings in particular securities at times to maintain compliance with the investment limitations imposed on diversified funds by the 1940 Act; (g) the liquidity profile of each Fund was not anticipated to change as a result of the change in classification; (h) the costs of the proxy solicitation and the allocation of such costs; and (i) the Advisor’s belief that taking larger positions in the securities of companies in which the Advisor has the most conviction may potentially increase the probability of better performance over the long term; however, there is no guarantee that operating as a non-diversified Fund would improve performance. Based on their review, the Trustees approved the Proposals for each Fund, determined that the change of classification of each Fund from diversified to non-diversified is in the best interest of each Fund and shareholders, and recommended that shareholders approve the Proposal applicable to their respective Fund.

7.             SEC Comment:  In the section “Reasons for Proposals” the fourth sentence in the first paragraph states: “The Advisor considers the ability at times to concentrate a large portion of a Fund’s assets in a relatively few companies as an important strategy in pursuing a Fund’s investment objective.” The term “concentrate” is confusing. Please consider the term “invest.” Please see Item 4(b)(1)(iv) of Form N-1A that states: “If applicable, state that the Fund is non-diversified, describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non-diversified fund.

Response:  See Response to Comment 6, above. Registrant will make the requested change.

8.             SEC Comment:  In the section “Reasons for Proposals” the second to last sentence in the first paragraph states: “Nevertheless, the Advisor may at times operate a Fund as a “diversified” fund if it deems it in the best interests of the Fund to do so.” Please explain if this is for a temporary defensive measure. Section 13(a)(1) of the Investment Company Act of 1940, as amended states that no registered investment company shall, unless authorized by the vote of a majority of its outstanding voting securities change its subclassification as defined in Section 5(a)(1) and (2) of this title or its subclassification from a diversified to a nondiversified company.

Response:  See Response to Comment 6. Registrant has included Q&A’s explaining the operation of a non-diversified fund. Registrant believes that the disclosure describing the operation of a non-diversified fund is consistent with the provisions of the 1940 Act, consistent with staff interpretations of the relevant provisions and consistent with other similar proxies seeking the same change. Section 8(b)(1) of the 1940 Act, in general terms, requires a fund’s registration statement to include a statement indicating whether the fund proposed to operate as a diversified or non-diversified fund as described in Section 5 of the 1940 Act. In accordance with Item 4(b)(1)(iv) of Form N-1A, the Fund will disclose its non-diversification classification and related risks.

Section 13(a)(1) of the 1940 Act provides that no registered investment company shall, unless authorized by the vote of a majority of its outstanding voting securities, change the subclassification from a diversified to a non-diversified company. Accordingly, Section 13(a)(1) prohibits a diversified fund from becoming non-diversified, but not vice versa, without shareholder approval. Rule 13a-1 provides that a fund may change its subclassification from diversified to non-diversified without shareholder approval provided that (i) the fund was registered as non-diversified (or, if not, legally became non-diversified at a later date); (ii) following registration and within three years prior to the change from diversified to non-diversified, the fund became diversified; and (iii) at the time the fund became diversified, the fund’s registration statement did not state that the fund intended to become a diversified fund. Rule 13a-1 therefore recognizes, notwithstanding a fund’s designation as non-diversified, it may operate as a diversified fund for a period of less than three years without requiring shareholder approval to operate as non-diversified thereafter. See Stradley Ronan Stevens & Young LLP (pub. avail. June 24, 2019) and Allied Capital Corporation (pub. avail. January 3, 1989) (“an investment company that registers as a non-diversified company, but operates as a diversified company for more than three years is a de facto diversified company and is required to have shareholder approval to operate again as a non-diversified company”). In this regard, diversification is unlike concentration, where a fund generally cannot reserve the freedom to concentrate or not concentrate.

Registrant further notes that the proposed language regarding investment flexibility is consistent with the language reflected in other proxies of investment companies seeking shareholder approval to change their classification to non-diversified. See, e.g., Fidelity Advisor Series VII, definitive proxy filed October 6, 2017 (“The investment adviser believes that this increase investment flexibility may provide opportunities to enhance the fund’s performance . . . .” “If shareholders approve this proposal, the investment adviser may operate each fund as non-diversified or it may not. The investment adviser will reserve the freedom of action to operate the fund as non-diversified only if and when the investment adviser believes it would be in the shareholders’ best interests to do so, provided that if the investment adviser does not operate the fund as non-diversified within three years of shareholder approval, 1940 Act rules will require the investment adviser to again seek shareholder approval to reserve the freedom of action to operate the fund as non-diversified.”); see also the related correspondence from the Fidelity Covington Trust, et al., dated September 11, 2017; see Davis Series Inc., definitive proxy filed August 18, 2017 (“If shareholders approve this Proposal, the Fund may operate as a non-diversified fund depending on the investment opportunities available to the Fund at that point in time. The flexibility to take larger positions in the securities of a single issuer may not be used immediately upon shareholder approval, and may be implemented over time depending on market conditions. The Investment Manager intends to operate the Fund as non-diversified when it believes it would be in shareholders’ best interests to do so. If the Investment Manager does not operate the Fund as non-diversified within three years of shareholder approval, the 1940 Act rules will require the Fund to again seek shareholder approval to reserve the freedom to operate as non-diversified.”); see Northwestern Mutual Series Fund Inc., definitive proxy filed September 23, 2016 (fund sought to restore its non-diversification status after operating for more than 3 years as a diversified fund noting that the sub-adviser will have greater flexibility in pursuing investment opportunities . . . and management believes this increased flexibility will provide more opportunities to seek to enhance the Inflation Protection Portfolio’s performance when the Inflation

Protection Portfolio’s sub-adviser believes such investments may be advantageous and in the best interest of the Inflation Protection Portfolio.); see John Hancock Funds II, definitive proxy filed July 29, 2013 (“If the Fund’s shareholders approve this proposal, the Subadviser is expected to operate the Fund as non-diversified, however, it may not depending on its assessment of the investment opportunities available to the Fund. The Subadviser will reserve freedom of action to operate the Fund as non-diversified or diversified as it deems to be in the Fund’s and shareholder’s best interests. If the Subadviser does not operate the Fund as non-diversified within three years of shareholder approval, the 1940 Act rules will require the Fund to again seek shareholder approval to reserve freedom of action to operate the Fund as non-diversified.”); see Managed Portfolio Series, definitive proxy filed September 24, 2018 (fund classified as non-diversified but as the fund would be operating as diversified for three years, the fund would be losing its classification and requested shareholders approve the continuation of its non-diversification classification); see Lazard Funds, definitive proxy filed May 5, 2020 (fund seeking reclassification to non-diversified because, in part, the “Investment Manager will have greater flexibility in pursuing investment opportunities and will be able to focus the Portfolio’s investments more heavily in securities of fewer issuers. The Investment Manager believes that this increase flexibility will provide more opportunities to enhance the Portfolio’s performance when it believes such investments are advantageous and in the best interest of the Portfolio”).

In addition, Registrant also notes that in the context of its review of shareholder reports, the staff has recognized in its comments to registrants that funds classified as non-diversified, in practice, may operate as diversified without losing their classification unless the funds operate as diversified continuously for three years. See, e.g., AIM Equity Funds (Invesco Equity Funds) letter to Christina DiAngelo Fettig, Division of Investment Management, dated March 15, 2018; Aberdeen Funds letter to Chad Eskildsen, Division of Investment Management dated August 3, 2018; Forum Funds letter to Lauren Hamilton dated February 28, 2018; and Dechert LLP letter to Megan F. Miller, Staff Accountant, Division of Investment Management dated December 4, 2018.

In light of the foregoing, a fund classified as non-diversified may operate as diversified without losing that status in accordance with Rule 13a-1 unless the fund does so continuously for three years. Registrant believes this practice is consistent with the terms of the 1940 Act and SEC guidance. Registrant also notes that when a fund takes temporary defensive positions, the fund takes positions that are inconsistent with the fund’s investment strategies during which times a fund may not achieve its investment objective. In this case, however, the non-diversified fund is taking positions in pursuit of its investment objectives and may at times qualify as a diversified fund as permitted by the terms of the 1940 Act and Rule 13a-1 thereunder.

9.             SEC Comment:  In the section “Reasons for Proposals-Risks” please describe in further detail the material risks for each Fund from changing its status from diversified to nondiversified.

Response:  See Response to Comment 6, above.

10.           SEC Comment:  In the section “Voting Information” please consider the process for revoking a proxy as a separate heading under this section.

Response:  Registrant will make the requested change.

11.           SEC Comment:  In the section “Proxy Solicitation” the second sentence of the first paragraph states that: Additional solicitations may be made by telephone, e-mail, or other personal contact by officers or employees of the Advisor and its affiliates or by proxy soliciting firms retained by the Funds. Please clarify if there any costs associated with these solicitations and if the Funds will pay for such costs. Please see Item 4 of Schedule 14A.

In addition, the last sentence of the first paragraph states that: To the extent each Fund’s expenses, including the solicitation costs, would exceed the Fund’s current expense cap, the Advisor will bear the portion of the solicitation expenses necessary for such Fund to operate within the cap. Please confirm that the Advisor will not recoup such expenses from the Funds at a later date pursuant to the expense limitation agreement.

Response:  The cost estimates for the proxy solicitation include all solicitation activities. As disclosed in the Funds’ current prospectus, under the current expense limitation agreement between the Advisor and the Funds, to the extent that the ordinary operating expenses incurred by a class of a Fund in any fiscal year, including but not limited to investment advisory fees of the Advisor, but excluding any interest, dividend expense on short sales/interest expense, acquired fund fees and expenses, taxes, brokerage commissions, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the class’s business, shall be the responsibility of the Advisor. The Funds may only make repayments to the Advisor for amounts reimbursed if such repayment does not cause a Fund’s expense ratio, after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts are waived; and (ii) a Fund’s current expense cap. Registrant will revise the disclosure as follows:

Proxies are solicited primarily by mail. Additional solicitations may be made by telephone, e-mail, or other personal contact by officers or employees of the Advisor and its affiliates or by proxy soliciting firms retained by the Funds. The Funds have retained AST Fund Solutions (i.e., the Solicitor) to provide proxy solicitation services in connection with the Meeting at an estimated cost of $150,000. Including proxy solicitation expenses and associated legal and other expenses, the total costs of the proxy solicitation are estimated at $180,000. The costs of the proxy solicitation may be higher or lower, depending on how long it takes and the efforts required for the Solicitor to contact shareholders. In addition, the Funds may reimburse persons holding shares in their names or names of their nominees for expenses incurred in forwarding solicitation material to their beneficial owners. With respect to the costs of the proxy solicitation of the Proposals herein, such costs shall be allocated among the Funds pro rata based on the number of shareholder accounts. To the extent the expenses of a Fund exceed the current expense caps applicable to the classes of the Fund, the Advisor will bear the portion of the solicitation expenses necessary for such classes to operate within the current expense cap. Under the expense limitation agreement of each Fund, the Advisor may recoup certain amounts previously paid in a prior or current fiscal year. A Fund, however, may only make repayments to the Advisor for amounts reimbursed if such repayment does not cause the respective expense ratio applicable to the Fund’s classes after the repayment is taken into account to exceed (i) the expense cap in place at the time such amount was waived and (ii) the current expense cap applicable to the classes.

12.           SEC Comment:  In the section “Adjournments” please describe how abstentions will be counted for purposes of an adjournment.

Response:  Registrant will add the following disclosure:

For the purposes of establishing whether a quorum is present, all shares present and entitled to vote, including abstentions, will be counted.

I trust that the foregoing is responsive to each of your comments.

Please contact Felice R. Foundos at Chapman and Cutler LLP, counsel for the Registrant, at (312) 845-3864 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Francine S. Hayes

Francine Hayes

Vice President

cc:	R. Biles
F. Foundos